Exhibit 99.1
- FOR IMMEDIATE RELEASE -
ELRON SCHEDULES FOURTH QUARTER 2008 RESULTS
RELEASE FOR THURSDAY, MARCH 12, 2009
Tel Aviv, March 5, 2009 - Elron Electronic Industries Ltd. (NASDAQ: ELRN, TASE: ELRN) today announced that it will be releasing its financial results for the fourth quarter and full year 2008 on Thursday, March 12, 2009 before the US markets open.
Elron will also be hosting a conference call later that same day at 10:00am EDT. On the call, Mr. Doron Birger, President and CEO, and Mrs. Rinat Remler, Vice President and CFO, will review and discuss the financial results and will be available to answer questions.
To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

In the US: In the UK: In Israel:	1 888 723 3164 0 808 101 2717 03 918 0610
International Participants: +972 3 918 0610
at:
10:00am Eastern Daylight Time, 7:00am Pacific Daylight Time,
2:00pm UK Time and 4:00pm Israel Time
For your convenience, a dial-in replay of the call will be available from March 12, 2009 until March 14, 2009. The replay numbers are: 1 888 326 9310 (US); 0 800 028 6837 (UK) and +972 3 925 5937 (International). A webcast replay of the call will also be available on the company website – www.elron.com, under investor relations.

Elron Electronic Industries Ltd. (TASE & NASDAQ: ELRN), a member of the IDB Holding group, is a leading Israel-based technology holding company directly involved in the long-term performance of its group companies. Elron identifies potential technologies, creates strategic partnerships, secures financing, and recruits highly qualified management teams. Elron’s group companies currently comprise a diverse range of publicly-traded and privately held companies primarily in the fields of medical devices, information & communications technology, clean technology and semiconductors. For further information, please visit www.elron.com

Company Contact: Rinat Remler Elron Electronic Industries Ltd. Tel. 972-3-6075555 rinat@elron.net	Investor Relations Contact: Fiona Darmon/ Kenny Green GK Investor Relations Tel. +1 646 797 2868 info@gkir.com